Exhibit 22

IN THE MATTER OF AN ARBITRATION BETWEEN

COMMONWEALTH REIT, BARRY M.

PORTNOY, ADAM D. PORTNOY, JOSEPH

L. MOREA, WILLIAM A. LAMKIN and

FREDERICK N. ZEYTOONJIAN,

Claimants and Counterclaim Respondents,

and

REIT MANAGEMENT & RESEARCH LLC,

Claimant,

v.

CORVEX MANAGEMENT LP

and

RELATED FUND MANAGEMENT, LLC,

Respondents and Counterclaimants.

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CLAIMANT COMMONWEALTH REIT’S AMENDED CLAIMS AND

RESPONSE TO RESPONDENTS’ COUNTERCLAIM

Pursuant to Paragraph 5 of Procedural Order No. 1, Claimant CommonWealth REIT (“CWH”) hereby amends its claims and responds to Respondents’ Counterclaim as follows:

I.	CWH’s AMENDED CLAIMS

On May 30, 2013, Respondents filed and served their eight-count Counterclaim. See generally Respondents’ Counterclaim. Because Respondents have abandoned the claims contained in the Complaint they filed in Corvex Management LP and Related Fund Management LLC v. Commonwealth REIT, et al., Civil Action No. 1:13-cv-10475 (D. Mass), and have abandoned or modified certain of the claims contained in the Complaint they filed in Corvex Management LP and Related Fund Management LLC v. Commonwealth REIT, et al., Case No. 24-C-13-001111 (Md. Cir. Ct., Baltimore City), and have substituted the Counterclaim, CWH hereby amends its claims to address Respondents’ present contentions and accordingly seeks the following relief from the Panel:1

[1]

CWH also is filing today a request for an order from the Panel declaring that Respondents have abandoned all claims they asserted in Corvex Management LP and Related Fund Management LLC v. Commonwealth REIT, et al., Civil Action No. 1:13-cv-10475 (D. Mass). See CWH’s Request for Entry of Award.

1.	A dismissal of Counts I-VII of the Counterclaim on the ground, among others, that Respondents, by their own admission, are not eligible to bring a consent solicitation and accordingly lack standing to challenge CWH’s Bylaw provisions governing consent solicitations. Respondents cannot demonstrate compliance with the threshold requirement that they have held three percent of CWH’s shares for three years; see Bylaw § 2.14.1(b) (clarifying Bylaw § 2.15); see also Bylaw § 3.14; much less the Bylaw requiring that they held shares representing $2,000 for at least one year prior to making their purported consent solicitation. See Bylaw § 2.14.1(a) (as amended in 2009); see also Bylaw § 2.15. Indeed, Respondents purchased shares in CWH with knowledge of and acquiescence in the holding period requirements. Such purchases establish Respondents’ consent under Maryland law. CWH and the Trustees should not be required to needlessly incur the significant expense and inconvenience of defending the Bylaws and other requirements for a consent solicitation that Respondents do not have standing to bring; and

2.	A dismissal of Count VIII of the Counterclaim on the ground, among others, that a claim for breach of fiduciary duty can be brought only as a derivative action. Respondents made no effort to bring such claim derivatively and failed to demand that CWH assert a breach of fiduciary duty claim against its Trustees prior to bringing suit.

CWH	alternatively seeks the following relief from the Panel:

3.	A declaration that the Bylaws challenged by Respondents in their Counterclaim are valid and enforceable;

4.	A declaration that CWH’s “opt in” to Section 3-803 of the Maryland General Corporation Law permits the removal of CWH’s Trustees only for cause;

5.	A declaration that the Articles Supplementary that CWH filed with the State Department of Assessments and Taxation of Maryland on April 12, 2013 stating that “notwithstanding any provision to the contrary in the Trust’s Declaration of Trust or Bylaws, no Trustee may be removed without cause,” is valid and enforceable;

6.	A declaration that Respondents’ purported consent solicitation is invalid;

7.	A declaration that the April 2013 requests for record date made by Corvex Master Fund LP and Cede & Co., the nominee of The Depository Trust Company, are invalid because such requests failed to comply with all applicable CWH Bylaws;

8.	Denying all relief sought by Respondents, including damages, declaratory and injunctive relief;

9.	A declaration that Respondents are required to indemnify and hold harmless CWH from and against all costs, expenses, and any other recoverable amounts, with interest, arising from Respondents’ violation of any provision of CWH’s Declaration of Trust and Bylaws pursuant to Article 7.12 of the Declaration of Trust; and

10.	Awarding CWH such other and further relief as the Panel deems just and proper. CWH also incorporates by reference the claims and requests for relief asserted by the Trustees on their claims.

II.	RESPONSE TO RESPONDENTS’ COUNTERCLAIMS

INTRODUCTION

1. Respondents seek declaratory and other relief concerning their purported consent solicitation. See Respondents’ Counterclaim, Count I. CWH denies that Respondents are entitled to such relief and denies that Respondents’ purported consent solicitation complies with the requirements in CWH’s Bylaws. Respondents’ Counterclaim concedes that Respondents began purchasing CWH shares in 2013. See Counterclaim, ¶ 3.8. As set forth in further detail in Section III below, Respondents’ purported consent solicitation and request for a record date are invalid because, among other reasons, Respondents lack standing. Among other reasons, Respondents cannot demonstrate compliance with the threshold requirement that they have held three percent of CWH’s shares for three years; see Bylaw § 2.14.1(b) (clarifying Bylaw § 2.15); see also Bylaw § 3.14; much less the Bylaw requiring that they held shares representing $2,000 for at least one year prior to making their purported consent solicitation. See Bylaw § 2.14.1(a) (as amended in 2009); see also Bylaw § 2.15. When Respondents purchased shares in CWH in

2013, they thereby acquiescenced in these requirements. Under Maryland law, this establishes their consent. Respondents therefore have waived and are estopped from bringing their challenges to the holding period Bylaws and lack standing to raise their other challenges to the Bylaws.

2. Recognizing that their purported consent solicitation fails to comply with CWH’s Bylaws, Respondents seek declaratory and injunctive relief seeking to invalidate such Bylaws – which Respondents colorfully mischaracterize as the “3+3 Bylaw,” the “$2000/1-Year Requirement,” the “Red Tape Bylaws,” the “Delay Bylaws,” and the “Restricted Consent Window Bylaw.” See generally Respondents’ Counterclaim, Sections 3.B and D; Counts III-VI. CWH objects to and denies Respondents’ characterization of such Bylaws and denies that Respondents are entitled to such declaratory and injunctive relief. CWH denies the Respondents’ characterizations of the Bylaws and refers to the Bylaws’ text for a full and accurate statement of their terms. CWH further denies Respondents’ allegations that the challenged Bylaws are arbitrary and unreasonable. Moreover, CWH states that Respondents actually or constructively consented to the Bylaws, including the March 1, 2013 clarifying amendment to Bylaw § 3.14, by purchasing shares.

3. Respondents also seek declaratory relief concerning the effect of CWH’s opt-in to Section 3-803 of the Maryland General Corporation Law on a shareholder’s ability to remove a Trustee without cause. See Respondents’ Counterclaim, Count VII. CWH denies that Respondents are entitled to such declaratory relief and seeks a declaration from the Panel concerning the validity and enforceability of the Articles Supplementary that CWH filed with the State Department of Assessments and Taxation of Maryland on April 12, 2013, stating that “notwithstanding any provision to the contrary in the Trust’s Declaration of Trust or Bylaws, no Trustee may be removed without cause.”

4. Respondents further purport to assert claims directly against the Trustees for breach of fiduciary duty, claiming, among other things, that CWH’s Managing Trustees are “engaged in a naked, open, and unapologetic scheme of self-dealing,” and that CWH and its Trustees have “undertaken, adopted, implemented and invoked a number of arbitrary and unreasonable measures . . . for the purpose of entrenching themselves and disenfranchising [CWH]’s shareholders.” See Respondents’ Counterclaim, Count VIII. CWH denies Respondents’ allegations that CWH and the Trustees have breached their fiduciary duties or that demand on the Trustees would have been futile.

CWH

5. CWH’s affairs are governed by its Declaration of Trust and Bylaws, the text of which speak for themselves. To the extent the Counterclaim characterizes the terms, history or purpose of CWH’s Declaration of Trust and/or Bylaws, CWH denies such characterizations.

6. Pursuant to its Declaration of Trust, CWH’s business is overseen by a Board of Trustees, which consists of two Managing Trustees and three Independent Trustees. CWH objects to and denies Respondents’ characterization of CWH’s three Independent Trustees as “cronies” of the Managing Trustees or that CWH’s Independent Trustees are serving at the “direction of” and are “controlled by” CWH’s Managing Trustees. Cf. Counterclaim, ¶ 2.6. CWH denies and leaves Respondents to their proof concerning involvement that CWH’s Trustees may have with other entities.

7. Among other provisions, CWH’s Declaration of Trust gives its Trustees “full, absolute and exclusive power, control and authority over the Trust Estate . . . .” See Declaration of Trust, § 3.1. Section 3.3 of the Declaration of Trust authorizes the Trustees to “make or adopt and from time to time amend or repeal Bylaws (the ‘Bylaws’) not inconsistent with law or with this Declaration.” Moreover, Section 3.1 of the Declaration of Trust states: “[i]n construing the provisions of this Declaration, the presumption shall be in favor of the grant of powers and authority to the Trustees.”

8. Section 6.12 of the Declaration of Trust addresses the fixing of record dates for various events, including for shareholder actions by written consent. It provides that “[t]he Bylaws may provide for fixing or, in the absence of such provision, the Trustees may fix, in advance, a date as the record date for determining the Shareholders entitled . . . to express consent to any proposal without a meeting . . . or for any other purpose.”

9. Respondents’ Counterclaim contains allegations concerning CWH’s stock price, annual returns, dividends and equity offering, as well as transactions that CWH has entered into with other real estate investment trusts. To the extent Respondents characterize CWH’s stock price, annual returns, dividends and equity offering, or any transactions that CWH has entered into with other real estate investment trusts, CWH denies such characterizations and otherwise leaves Respondents to their proof. Among other things and without limiting its response, CWH denies the allegations purporting to suggest that only a single shareholder may satisfy the holding period requirement, and further states that Bylaw § 2.14.1(b) provides that holdings may be “aggregate[d]” for purposes of determining whether a shareholder or group of shareholders has met the requirements.

RMR

10. CWH admits that it has certain agreements with Reit Management & Research LLC (“RMR”). Such agreements speak for themselves. To the extent that Respondents characterize such agreements or fees, CWH denies such characterizations and otherwise leaves Respondents to their proof.

11. CWH leaves Respondents to their proof concerning transactions or agreements involving RMR and other persons. To the extent that Respondents characterize such agreements or transactions, CWH denies such characterizations and otherwise leaves Respondents to their proof.

RESPONSE TO ALLEGATIONS CONCERNING CWH’s 2013 EQUITY OFFERING AND RESPONDENTS’ PURPORTED CONSENT SOLICITATION

12. Section 3.C of Respondents’ Counterclaim contains several allegations concerning Respondents’ purchase of CWH shares in 2013, CWH’s issuance and public offering of 34.5 million new shares in 2013 and Respondents’ response thereto, as well as communications that Respondents had with CWH’s Trustees. The documents identified in Section 3.C of Respondents’ Counterclaim speak for themselves. To the extent that Respondents characterize such documents or communications, CWH denies such characterizations and leaves Respondents to their proof.

13. Section 3.E of Respondents’ Counterclaim contains several allegations concerning Respondents’ purported consent solicitation and CWH’s response thereto. The documents identified in Section 3.E of Respondents’ Counterclaim speak for themselves. To the extent that Respondents characterize such documents, CWH denies such characterizations and leaves Respondents to their proof. CWH denies that Respondents’ purported consent solicitation complies with CWH’s Bylaws. CWH and its Trustees, despite having no obligation to do so, identified in response to Respondents’ Motion to Compel the ways in which Respondents facially failed to comply with the Bylaws in requesting that CWH establish a record date.

RESPONSES TO REMAINING ALLEGATIONS OF COUNTERCLAIM

14. CWH denies the remaining allegations of the Counterclaim and leaves Respondents to their proof.

III.	RESPONDENTS’ CHALLENGES TO THE BYLAWS AND OTHER CLAIMS MUST BE DISMISSED

15. Respondents’ Counterclaims are essentially: (1) that they should not be required to comply with CWH’s Bylaws regarding consent solicitations; and (2) that the Trustees (and CWH) have breached their fiduciary duties. For the reasons summarized below and as will be further detailed in CWH’s Opposition to Respondents’ summary judgment motion, both claims necessarily fail. Respondents, by their own admission, cannot satisfy any of the Bylaws’ holding period requirements. Respondents’ breach of fiduciary duty claims also fail because Maryland law does not recognize or permit such claims and because fiduciary duty-like claims that Maryland does recognize must be brought derivatively after making a demand on the Trustees.

Respondents’ Challenges to Various Bylaws are Untenable and Should be Dismissed.

16. Respondents have no standing to challenge the consent solicitation Bylaws because they do not satisfy the threshold requirement that they held 3 percent of CWH shares for at least three years. See Bylaw § 2.14.1(b) (clarifying Bylaw § 2.15); see also Bylaw § 3.14. Indeed, Respondents have not even held CWH shares for one year. See Counterclaim, ¶ 3.8; cf. Bylaw § 2.14.1(a) (as amended in 2009); see also Bylaw § 2.15. Respondents consent solicitation therefore is facially (and fatally) deficient. Accordingly, Respondents’ purported consent solicitation was void from the outset and all of their other challenges to the Bylaws are mere hypothetical questions that should not be adjudicated by the Panel in this proceeding.

17. Seeking to avoid this result, Respondents claim that the Bylaws’ holding period requirement conflicts with the Declaration of Trust’s provisions that: (1) two-thirds of CWH’s common shares may at any time remove Trustees with or without cause; and (2) [a]ll Shares shall have equal non-cumulative voting rights . . . .” (Declaration of Trust, Articles 2.3 and 6.1.) Respondents are flatly incorrect. Not only did Respondents waive these arguments by buying their shares with actual or constructive knowledge of the holding period requirement,2 but the holding period provision itself is fully consistent with both the specific language of the Declaration of Trust and generally recognized fairness principles for shareholder proposals.

Respondents have waived any argument that the holding period requirement is inconsistent with the Declaration of Trust.

18. Prior to purchasing its first CWH shares in January, 2013, Respondents not only had the opportunity to review CWH’s Bylaws but, as the court held in Respondents’ Maryland action, in fact did so. Respondents therefore knew, prior to their purchases, that CWH adopted a holding period requirement. Despite this, Respondents proceeded with their purchases. Having had actual knowledge of the holding period requirement prior to purchasing, Respondents knowingly relinquished any right to complain about such requirement.

[2]

CWH has had a holding period requirement since 2009. See Bylaw § 2.14.1(a) (adopted in 2009) (requiring shareholders to have held shares representing $2,000 for at least one year prior to making a consent solicitation); see also Bylaw § 2.15. On January 10, 2012, the Trustees adopted Amended and Restated Bylaws, which included a requirement that shareholders have held three percent of CWH shares for three years prior to nominating an individual to the Board of Trustees. See Bylaw, § 2.14.1(b); see also Bylaw § 2.15. CWH clarified for the avoidance of doubt on March 1, 2013 that this requirement also applied to actions to remove Trustees. See Bylaw, § 3.14.

The holding period requirement is consistent with the “any time” provision of the Declaration of Trust.

19. The holding period requirement is entirely consistent with the “any time” language in the Declaration of Trust because it does not limit when shareholders who have satisfied it may bring a consent action to remove Trustees. Article 2.3 provides in relevant part that “[a] Trustee may be removed at any time with or without cause by vote or consent of holders of Shares representing two-thirds of the total votes authorized to be cast by Shares then outstanding and entitled to vote thereon.” As the language of this provision establishes, only those shares “authorized to be cast” are entitled to remove a Trustee. Article 2.3 contains no limitation on standards that can be adopted to determine what shares are “authorized to be cast.”

The holding period requirement treats all shareholders equally.

20. The holding period requirement applies equally to all shares and accordingly is consistent with the requirement in the Declaration of Trust that all shares have equal voting rights. All shares in fact have “equal non-cumulative voting rights” and there is no inconsistency with the Trust Declaration. Rather, Respondents conflate the Bylaw requirements concerning the nomination or removal of Trustees with the shareholders who have a right to vote on a proposal that is validly brought.

21. Even if the holding period requirement is viewed as akin to a defense mechanism (like a “poison pill”) that treats shareholders differently, which it does not, it is entitled to the full protection of Maryland’s Business Judgment Rule and Maryland’s Unsolicited Takeover Act. Md. Code Ann., Corps. & Ass’ns §§ 2-405.1(f), 2-405.1(d) and 8-601.1. These statutes grant trustees broad powers to fend off hostile takeovers by, among other things, enacting bylaw provisions relating to shareholder voting rights and other defensive provisions.

The holding period requirement is reasonable.

22. The holding period requirement is also consistent with standards the SEC has adopted for shareholder proposals to proxy statements. In 2010, the United States Securities and Exchange Commission stated its “belief that holding securities for at least a three-year period better demonstrates a shareholder’s long-term commitment and interests in the company.” SEC Release Nos. 33-9136, 34-62764, IC-29384, File No. S7-10-09, at 106-07 (Nov. 15, 2010). The

SEC also determined at that time that “a sizable percentage (33%) of public companies have at least one institutional investor owning at least 3% of their securities for at least three years” and were therefore positioned to meet a proposed threshold for proxy access of 3% ownership over three years – the same threshold at issue here. Id. at 87-88.3 Moreover, a holding period requirement is particularly appropriate for REITs due to the potentially long-term holding cycles for real property.

Maryland Law Does not Permit Respondents’ Breach of Fiduciary Duty Claim.

23. Count VIII should be dismissed because Maryland does not recognize an independent cause of action for breach of fiduciary duty.4 Where, as here, a claimant seeks money damages and there is no assertion that the alleged breach of fiduciary duty gives rise to another cause of action, dismissal of the claim is required.

24. Count VIII also should be dismissed because it alleges that CWH has breached a fiduciary duty. But as a matter of law, no fiduciary duty claim can be asserted against CWH because CWH, as an entity, is neither a fiduciary of nor can owe a fiduciary duty to its shareholders.5

25. Count VIII also fails because Respondents seek money damages in violation of Article 7 of the Declaration of Trust, which contains provisions expressly limiting the recovery of money damages. Nor have Respondents even stated a valid claim for money damages.

[3]

Similarly, the SEC proposed and in 2010 ultimately adopted 17 C.F.R. § 240.14a-8(b)(i), which requires shareholders to have held their shares for at least one year before being eligible to make proxy statement proposals. As explained by the SEC, the purpose of this requirement is “to curtail abuse of the rule by requiring that those who put the company and other shareholders to the expense of including a proposal in its proxy materials have had a continuous investment interest in the company.” Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 39093, File No. S7-25-97 at 18 (Sept. 18, 1997).

[4]	See Latty v. St. Joseph’s Society of the Sacred Heart, Inc., 198 Md. App. 254, 271, 17 A.3d 155 (2011) (and cases cited).
[5]	See, e.g., In re Terra Industries, Inc. Shareholder Litigation, Case No. 24-C-10-001302 (Circ. Ct. Balto. City, July 14, 2010) at 27.

Respondents seek an award of damages in an unstated amount, but fail to set forth any allegations concerning how they supposedly have suffered financial loss at all since the date(s) of their purchases. Indeed, many of their allegations – e.g., about what they allege to be “excessive” fees or “self-dealing” over a period of years – involve actions that took place before Respondents’ purchases. Because Respondents have alleged no “facts” of any kind addressing how, if at all, they have been “damaged” financially since they purchased their shares, their claim for money damages fails.

26. Even if Respondents are permitted to replead their claim to conform to Maryland law, it would still be deficient because claims for breach of fiduciary duty must be brought as a derivative action. Respondents have not made a demand upon CWH or otherwise brought their claims as a derivative action. While Respondents argue in their Counterclaim that no demand is necessary because any such demand would be futile, the facts establish the opposite. As Respondents acknowledge, CWH’s Board is comprised of five Trustees. Three of the Trustees, William Lamkin, Frederick Zeytoonjian and Joseph Morea, are independent. As a result, there is no basis to excuse Respondents’ failure to make a demand upon CWH’s Trustees before bringing any type of fiduciary duty-type claim or their failure to bring Count VIII as a derivative claim.

IV.	ADDITIONAL DEFENSES

CWH asserts the following additional defenses to Respondents’ Counterclaim:

(a)	The Bylaws were properly enacted and are valid;

(b)	Counts I-VII of Respondents’ Counterclaim are barred by the doctrines of waiver and estoppel due to Respondents’ actual and/or constructive consent to the Bylaws by virtue of their purchase of CWH shares;

(c)	Respondents are further barred from asserting Counts I-VII of their Counterclaim because they failed to comply with the Bylaws’ requirements for bringing a consent solicitation;

(d)	Respondents are barred from asserting Counts I-VII of their Counterclaim because they failed to satisfy conditions precedent for seeking a consent solicitation;

(e)	Count III of Respondents’ Counterclaim is barred by the statute of limitations and, accordingly, Counts I-II and IV-VII are barred for lack of standing and failure to satisfy requirements for initiating a consent solicitation;

(f)	Respondents are otherwise barred from bringing a breach of fiduciary duty claim (Count VIII) because they failed to bring such claim derivatively and failed to make a pre-suit demand on CWH;

(g)	Respondents have not incurred any recoverable damages and any damages they assert are due to their own conduct and failure to mitigate;

(h)	Respondents’ Counterclaim is barred to the extent that it seeks relief that is outside the authority of the Panel to award or to which Respondents are not otherwise entitled;

(i)	The Bylaws bar Respondents from recovering their attorney’s fees and other costs;

(j)	Respondents’ Counterclaim is barred by the doctrine of laches and unclean hands;

(k)	CWH reserves the right to assert additional defenses.

Respectfully submitted,

/s/ George J. Skelly
George J. Skelly J. Christopher Allen, Jr. Gregg A. Rubenstein Kurt M. Mullen Nixon Peabody LLP 100 Summer Street Boston, MA 02110 617-345-1000 -and-

/s/ Ward B. Coe, III
Dated June 17, 2013

Ward B. Coe, III

Peter E. Keith

Rebecca C. Salsbury

Gallagher Evelius & Jones LLP

The Park Charles

218 N. Charles Street, Suite 400

Baltimore, MD 21201

410-727-7702

Attorneys for Claimant

CommonWealth REIT